UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

04034150

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

|_X| **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].**

For the fiscal year ended December 31, 2003

OR

|__| **TRANSACTION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ________________ to ______________

Commission file number 001-11639

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: AGCS Hourly Savings Plan, 2500 W. Utopia Road, Phoenix, AZ 85027

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Lucent Technologies Inc., 600 Mountain Avenue, Murray Hill, NJ 07974

Total # of pages contained in this 11-K filing is 19

Exhibit Index can be found on Page 2

Table of Contents

*Other schedules required by Section 2520.103-5 have been omitted because they are not applicable.

PRICEWATERHOUSECOOPERS

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator
of the AGCS Hourly Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the AGCS Hourly Savings Plan (the "Plan") at December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Florham Park, New Jersey
June 24, 2004

AGCS Hourly Savings Plan
Statements of Net Assets Available for Plan Benefits
As of December 31, 2003 and 2002
(in thousands)

Assets		2003		2002
Investments in AGCS Master Savings Trust, at fair value	$	23,694	$	20,691
Loan fund		436		508
Net assets available for plan benefits	$	24,130	$	21,199

The accompanying notes are an integral part of these financial statements.

AGCS Hourly Savings Plan
Statement of Changes in Net Assets Available for Plan Benefits
For the Year Ended December 31, 2003
(in thousands)

Additions to net assets attributed to:		
Interest and dividends	$	350
Net appreciation in fair value of investments		3,322
Contributions:		
Employee		539
Employer		245
Total additions		4,456
Deductions from net assets attributed to:		
Distributions to participants		1,519
Other, net		6
Total deductions		1,525
Net increase during the year		2,931
Net assets available for plan benefits:		
Beginning of year		21,199
End of year	$	24,130

The accompanying notes are an integral part of these financial statements.

1. Plan Description

The following description of the AGCS Hourly Savings Plan (the "Plan") of AG Communication Systems Corporation (the "Company") provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

General

The Company was established pursuant to a Joint Venture Agreement (the "Agreement") signed on December 22, 1988, between GTE Communication Systems Corporation ("CSC") and AT&T Corp. ("AT&T") in which CSC sold complete ownership in the Company to AT&T over a 15-year period. In accordance with the Agreement, on January 1, 1989, the Company, CSC and AT&T signed the Employee Transfer Agreement which, effective on that date, resulted in the transfer of identified employees associated with the Network Switching Operations of CSC to the Company. The Company also assumed all obligations of the applicable collective bargaining agreements and employment, retention, separation, and severance agreements from CSC.

Effective January 1, 1989, pursuant to the Employee Transfer Agreement, the Company, by action of its Board of Directors on February 8, 1989, adopted the AG Communication Systems Corporation Savings, Investment and Tax-Deferral Plan for Hourly Employees. This plan, which became effective January 1, 1989, was amended and restated on December 14, 1989, by action of the Board of Directors of the Company (and, as so amended and restated, is hereinafter referred to as the "Prior Plan"). The applicable assets from the GTE Savings Plans were transferred to the trustee of the Prior Plan upon establishment of the Company. Until December 31, 1992, those assets were held on behalf of the Prior Plan by the trustee of the GTE Savings Plans and were invested in, and subject to any gains or losses experienced by, the trust established under the Trust Agreement between GTE Service Corporation and State Street Bank and Trust Company.

Effective January 1, 1993, the Prior Plan was amended, restated to make certain significant changes in the operation of the Prior Plan, and renamed the "AGCS Hourly Savings Plan." These changes included substantial modifications to the investment choices offered under the Prior Plan and other changes designed to conform the Plan to the final regulations under Section 404(c) of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended from time to time, regarding participant directed individual account plans (the "Section 404(c) regulations"). The Plan was amended and restated effective January 1, 1994, to restrict further investments in the GTE Stock Portfolio, to establish and permit investments in the AT&T Stock Portfolio, and to maintain conformity with the Section 404(c) regulations. On September 30, 1996, Lucent Technologies Inc. ("Lucent") was spun off from AT&T. Also on this date, AT&T transferred 100% of its shares of the Company to Lucent, resulting in Lucent assuming AT&T's ownership interest in the joint venture, and the Lucent Stock Portfolio replaced the AT&T Stock Portfolio as the employer stock investment option of the Plan. On February 3, 2003, Lucent purchased the remaining ownership interest in the Company, resulting in the Company becoming a wholly-owned subsidiary.

The Plan is a defined contribution plan under ERISA. The purpose of the Plan is to provide eligible employees with a convenient way to save for both medium and long-term needs. Hourly employees, as described in the Plan, are eligible upon hire.

Normally, participation will continue as long as a participant is employed by the Company. Participation ceases upon death, or separation from service, as described in the Plan, and when all funds in a participant's account have been paid to the participant or his/her beneficiaries.

Plan Trustee

Effective January 1, 1993, the AGCS Master Savings Trust (the "Master Trust") was established and Fidelity Management Trust Company was delegated the responsibility as trustee (the "Trustee"). One other plan, the AGCS Savings Plan, participates in the Master Trust. The Plan assets included in the accompanying statements of net assets available for plan benefits were allocated to the Plan based on the respective participant's balances within each fund.

The Trustee is responsible for the investment, reinvestment, control and disbursement of funds of the Plan. Expenses of the Trustee in administering the Plan are paid by the participants. These expenses aggregated to $5,632 for plan year 2003 and are included in "Other, net." The Company is the Plan Administrator and the Sponsor of the Plan, as those terms are defined in ERISA.

Contributions

The Plan is funded by contributions from participants up to a maximum of 16% of compensation and from the Company up to 66 2/3% of the initial 6% of the participant's contribution during the Plan year. Effective January 1, 2001, Company matching contributions were immediately vested in the Plan. Company contributions, which were made prior to the January 1, 2001 vesting date, and related earnings in which a terminated participant is not vested are forfeited to the Company. These forfeitures can be used to reduce future Company contributions. At December 31, 2003 and 2002, forfeited amounts totaled approximately $1,097 and $1,088, respectively. Effective August 1, 2003, as a result of the Company becoming a wholly-owned subsidiary of Lucent, approximately 220 hourly employees transferred to Lucent and were no longer eligible to contribute to the Plan.

Participants electing to participate in the Plan must direct that their contributions be invested in any combination of the following funds. Participants may change their contribution investment choice daily. A description of the funds follows:

- Fidelity Freedom Funds:

  Fidelity Freedom Income Fund
  Fidelity Freedom 2000 Fund
  Fidelity Freedom 2010 Fund
  Fidelity Freedom 2020 Fund
  Fidelity Freedom 2030 Fund
  Fidelity Freedom 2040 Fund

  The six Fidelity Freedom Funds offer different combinations of investments in fixed-income, equity, and money market funds. The mix of such funds within each Freedom Fund determines the level of expected risk and potential return for each Freedom Fund. For each of the funds denoted with a year, the fund's allocation strategy becomes increasingly conservative as it approaches that year, which is the target retirement date.

- Fidelity Funds and Portfolios:

  Retirement Government Money Market Portfolio - Mutual fund that invests in high quality money market instruments issued or guaranteed by the United States government or its agencies or instrumentalities.

  U.S. Bond Index Fund - Mutual fund that invests in a mix of securities designed to match the performance of taxable bonds in the U.S. market, with maturities of at least one year.

  Equity-Income Fund - Mutual fund investing in income-producing equity securities, primarily in corporate common stock, with some investments in bonds and convertible securities.

  U.S. Equity Index Collective Trust Fund - Commingled pool of U.S. common stocks.

  Magellan Fund - Mutual fund investing primarily in domestic and foreign common stocks and securities convertible into common stock.

  Aggressive Growth Fund - Mutual fund that invests primarily in common stocks of domestic and foreign issuers that offer the potential for accelerated earnings or revenue growth. Focuses investments in medium-sized companies, but may also invest substantially in larger or smaller companies.

  Overseas Fund - Mutual fund investing primarily in foreign securities.

  BrokerageLink - account that allows participants to buy, hold and sell a wide array of individual securities and mutual funds (both Fidelity and non-Fidelity).

  Lucent Stock Fund - Invested in Lucent common stock and a small portion is invested in short-term money market instruments for administrative purposes.

Vesting
Participants are always 100% vested in the funds in their account representing their participant contributions and any income thereon. Participants are also 100% vested in Company matching contributions, which includes all new contributions and existing balances.

Loans to Participants
A loan feature is available to participants (the "Loan Fund") which permits borrowing up to 50% of the entire vested account balances, up to $50,000, subject to certain limitations as defined in the Plan. The primary assets of the Loan Fund are the promissory notes executed by participants who have taken loans. The loan withdrawals and repayments are included in "Withdrawals and Terminations." Loans outstanding at December 31, 2003 and 2002 aggregated to $436,080 and $508,483, respectively, and carried interest rates ranging from 4.00% to 9.00%.

Plan Termination
The Company reserves the right to terminate, modify, alter or amend the Plan at any time, provided that no such change may permit any of the funds to be used for any purpose other than the exclusive benefit of the participants and the payment of reasonable administrative expenses.

2. Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared on the accrual method of accounting.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

Payment of Benefits
Benefits are recorded when paid.

Investments
The net asset value of the Plan's proportionate share of the Master Trust is calculated by the Trustee. The Trustee determines fair value of the underlying assets in the investment manager portfolios, taking into account values supplied by a reputable pricing or quotation service or quotations furnished by one or more reputable sources, such as securities brokers, dealers or investment bankers, mutual fund administrators, or other relevant information. Investments in registered investment companies are stated at fair value as determined by quoted market prices. Investments in the common shares of Lucent and other securities listed on a national stock exchange are stated at fair value determined on the basis of the New York Stock Exchange closing price on December 31. Securities traded in over-the-counter markets and government obligations are stated at fair value based on the last bid prices or closing prices on December 31, as listed in published sources where available and, if not available, from other sources considered reliable. All other investments are stated at their fair value at close of business on December 31 as determined by the Trustee. Participant loans are valued at historical cost, which aggregate amounts advanced less repayments, and approximate fair market value.

The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation in fair value of its investments which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

Purchases and Sales of Investments
Purchases and sales of investments are recorded on a trade-date basis.

Dividend and Interest Income
The Master Trust records dividend income on investments held as of the ex-dividend dates and records interest income on the accrual basis.

Risks and Uncertainties
Investments held by the Master Trust are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

3. Interest in the Master Savings Trust

The Plan and the AGCS Savings Plan each have an interest in the assets of the Master Trust. At December 31, 2003 and 2002, the Plan's interest in the Master Trust represented approximately 12% of the Master Trust net assets. Investment income and administrative expenses relating to the Master Trust are allocated to the individual plans based upon the Plan's proportionate amount of shared items.

The following table presents the Plan's interest in the Master Trust at December 31 (in thousands):

	2003			2002		
	Allocated Amounts		Percentage Interest	Allocated Amounts		Percentage Interest
Fidelity Freedom Income Fund	$ 1,405	**	44.19 %	$ 1,276	*	28.16 %
Fidelity Freedom 2000 Fund	826		18.35	804		17.51
Fidelity Freedom 2010 Fund	2,351	**	14.78	2,064	*	13.97
Fidelity Freedom 2020 Fund	727		4.61	620		4.77
Fidelity Freedom 2030 Fund	606		5.22	476		5.28
Fidelity Freedom 2040 Fund	15		1.67	16		4.61
Retirement Government Money Market Portfolio	6,963	**	19.36	7,281	*	19.04
U.S. Bond Index Fund	335		5.74	482		6.63
Equity-Income Fund	3,049	**	17.41	2,400	*	17.06
U.S. Equity Index Collective Trust Fund	2,130	**	9.35	1,720	*	9.17
Magellan Fund	3,066	**	10.49	2,473	*	9.47
Aggressive Growth	202		3.25	148		3.50
Overseas Fund	470		5.68	317		5.26
BrokerageLink	15		0.27	23		0.66
Lucent Stock Fund	1,534	**	14.16	591		13.05
	$ 23,694			$ 20,691		

* This investment represented 5 percent or more of the Plan's Net Assets in 2002.

** This investment represented 5 percent or more of the Plan's Net Assets in 2003.

Investments held by the Master Trust (in thousands):

	December 31	
	2003	2002
Fidelity Freedom Income Fund	$ 3,179	$ 4,532
Fidelity Freedom 2000 Fund	4,500	4,591
Fidelity Freedom 2010 Fund	15,909	14,774
Fidelity Freedom 2020 Fund	15,765	12,988
Fidelity Freedom 2030 Fund	11,608	9,023
Fidelity Freedom 2040 Fund	911	347
Retirement Government Money Market Portfolio	35,965	38,237
U.S. Bond Index Fund	5,836	7,266
Equity-Income Fund	17,512	14,066
U.S. Equity Index Collective Trust Fund	22,777	18,762
Magellan Fund	29,240	26,123
Aggressive Growth	6,219	4,233
Overseas Fund	8,274	6,025
BrokerageLink	5,617	3,492
Lucent Stock Fund	10,831	4,528
	$ 194,143	$ 168,987

The following table presents the Plan's interest in the investment income of the Master Trust for the year ended December 31, 2003 (in thousands):

	Dividends and Interest	Net Investment Gain (Loss)
Fidelity Freedom Income Fund	$ 35	$ 60
Fidelity Freedom 2000 Fund	17	55
Fidelity Freedom 2010 Fund	65	278
Fidelity Freedom 2020 Fund	14	137
Fidelity Freedom 2030 Fund	9	128
Fidelity Freedom 2040 Fund	-	4
Retirement Government Money Market Portfolio	59	-
U.S. Bond Index Fund	23	(5)
Equity-Income Fund	99	617
U.S. Equity Index Collective Trust Fund	-	480
Magellan Fund	24	585
Aggressive Growth	-	53
Overseas Fund	5	139
Lucent Stock Fund	-	791
	$ 350	$ 3,322

Investment income of the Master Trust for the year ended December 31, 2003 (in thousands):

	Dividends and Interest	Net Investment Gain (Loss)
Fidelity Freedom Income Fund	$ 88	$ 164
Fidelity Freedom 2000 Fund	93	307
Fidelity Freedom 2010 Fund	445	1,929
Fidelity Freedom 2020 Fund	311	2,834
Fidelity Freedom 2030 Fund	171	2,378
Fidelity Freedom 2040 Fund	14	164
Retirement Government Money Market Portfolio	315	-
U.S. Bond Index Fund	362	(31)
Equity-Income Fund	571	3,584
U.S. Equity Index Collective Trust Fund	-	5,160
Magellan Fund	233	5,910
Aggressive Growth	-	1,431
Overseas Fund	79	2,482
Lucent Stock Fund	-	5,721
	$ 2,682	$ 32,033

4. Tax Status

The Plan is a qualified profit sharing plan under Section 401 of the Internal Revenue Code (the Code), as amended, and consequently is exempt from federal income tax. The Plan received a favorable determination letter from the Internal Revenue Service (IRS) dated February 16, 1996. The Plan has been amended since receiving the determination letter and the Company is submitting an application for a new determination letter pursuant to the applicable IRS procedure, however management believes the Plan is currently being operated in compliance with the applicable requirements of the Code in all material respects.

5. Concentrations of Investment Risk

The Master Trust is exposed to market risk in the event of a significant decline in the value of Lucent common shares.

6. Related Party Transactions

The Master Trust invests in common shares of Lucent.

Certain Plan investments are shares of mutual funds managed by affiliates of the Trustee and therefore, these transactions qualify as party-in-interest transactions.

7. Subsequent Event

The Company expects to merge the Plan with the Lucent Technologies Inc. Long Term Savings and Security Plan. A definitive date has not been determined.

AGCS Hourly Savings Plan

Schedule H, line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2003

Name and Title of Issue	Description	Cost	Fair Value
Participant loans receivable *	(Interest rates range from 4.0% - 9.0%)	-	$436,080

*Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

AGCS HOURLY SAVINGS PLAN

Date: June 25, 2004

by: Susan E. Goodwin

Susan E. Goodwin
Director-HR Benefits and Equity Operations
(Plan Administration)

EXHIBIT INDEX

Exhibit Number	
23	Consent of Independent Registered Public Accounting Firm

PRICEWATERHOUSECOOPERS

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (Registration No. 333-33943) of Lucent Technologies Inc. of our report dated June 24, 2004 relating to the financial statements and supplemental schedule of the AGCS Hourly Savings Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Florham Park, NJ
June 24, 2004